

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 15, 2010

Mr. B. Craig Owens
Chief Financial Officer
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

      RE: **Campbell Soup Company**
                Form 10-K for the Fiscal Year Ended August 2, 2009
                Filed September 30, 2009
                Response Letter Dated December 11, 2009
                File No. 1-3822

Dear Mr. Owens:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director